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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*
                             -----------------------

                                    IHS INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    451734107
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 16, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 15

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
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451734107                                                        Page  2 of 15
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        4,687,500
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        4,687,500
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

------------------------                                  ----------------------
451734107                                                        Page  3 of 15
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 82, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        4,687,500
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        4,687,500
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

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451734107                                                        Page  4 of 15
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestments III, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        4,687,500
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        4,687,500
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

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451734107                                                        Page  5 of 15
------------------------                                  ----------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestments IV, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        4,687,500
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        4,687,500
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

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451734107                                                        Page  6 of 15
------------------------                                  ----------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GapStar, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                      (b)   [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF SHARES
                                        -0-
         BENEFICIALLY           ------------------------------------------------
                                 8      SHARED VOTING POWER
          OWNED BY
                                        4,687,500
             EACH               ------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
          REPORTING
                                        -0-
            PERSON              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
             WITH
                                        4,687,500
--------------------------------------------------------------------------------
11        AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,687,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                            [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

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451734107                                                        Page  7 of 15
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ITEM 1.   SECURITY AND ISSUER.

                  This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of IHS INC., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 15 Inverness Way East, Englewood, CO, 80112.

ITEM 2.   IDENTITY AND BACKGROUND.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 82, L.P., a Delaware limited partnership ("GAP 82"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV") and GapStar, LLC, a Delaware limited liability company ("GapStar" and, collectively with GA, GAP 82, GAPCO III and GAPCO IV, the "Reporting Persons"). The Reporting Persons are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

                  GA is the general partner of GAP 82 and the sole member of GapStar. The Managing Directors of GA are Steven A. Denning (Chairman), William
E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian P. Wendelstadt (collectively, the "GA Managing Directors"). As discussed under Item 4 below, Mr. Denning was appointed to the board of directors of the Company.

------------------------                                  ----------------------
451734107                                                        Page  8 of 15
------------------------                                  ----------------------


The managing members of GAPCO III and GAPCO IV are the GA Managing Directors. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212, Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The business address of Mr. Havaldar is General Atlantic Pvt. Ltd, 151-152 Maker Chambers VI, Nariman Point, Mumbai 400 021, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Avenue NW, Washington DC 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

                  None of the Reporting Persons and none of the individuals listed above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

------------------------                                  ----------------------
451734107                                                        Page  9 of 15
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On November 16, 2005, GAP 82, GAPCO III and GAPCO IV acquired an aggregate of 4,687,500 shares of Common Stock from the two shareholders of the Company for an aggregate purchase price of $75.0 million in a private placement (the "Private Placement").

                  The funds to purchase shares of Common Stock in the Private Placement were obtained from contributions from partners of GAP 82 and the members of GAPCO III and GAPCO IV.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Person's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

                  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock.

                  Pursuant to a Stock Purchase Agreement, dated April 11, 2005, among the Company, General Atlantic Partners 80, L.P. ("GAP 80"), GAPCO III and GAPCO IV (the "April Purchase Agreement"), Mr. Denning was appointed to the board of directors of the Company effective April 2005. The April Purchase Agreement was subsequently amended and restated on October 6, 2005 (the "Stock Purchase Agreement") to include GAP 82 as assignee of GAP 80 and to add the two shareholders of the Company as parties to the agreement.

------------------------                                  ----------------------
451734107                                                        Page 10 of 15
------------------------                                  ----------------------


                  Otherwise, none of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof, GA, GAP 82, GAPCO III and GAPCO IV each own of record, no shares of Common Stock, 4,266,078 shares of Common Stock, 360,054 shares of Common Stock, and 61,368 shares of Common Stock, respectively, representing 0.0%, 9.8%, 0.8% and 0.1% of the Company's issued and outstanding shares of Common Stock. In addition, GapStar has an indirect ownership interest in 87,891 shares of Common Stock held by GAPCO III, representing approximately 0.002% of the company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that (i) GA is the general partner of GAP 82 and the sole member of GapStar and (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 4,687,500 shares of Common Stock, or 10.8% of the Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 4,687,500 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Please see Item 3, which is hereby incorporated by reference. Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

------------------------                                  ----------------------
451734107                                                        Page 11 of 15
------------------------                                  ----------------------


                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  As noted above, the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV, and GA is authorized and empowered to vote and dispose of the securities held by GAP 82 and the securities held indirectly by GapStar. Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

                  Pursuant to the Stock Purchase Agreement, on or prior to November 16, 2007, the Company will either (i) deliver to (x) GAP 82, GAPCO III and GAPCO IV as a group (collectively, the "GA Stockholders") an opinion of counsel that the GA Stockholders are not an "affiliate" of the Company within the meaning of the Act and (y) the Company's transfer agent an instruction to remove the restrictive legend from the certificates of Common Stock purchased by the GA Stockholders or (ii) enter into a registration rights agreement with the GA Stockholders in form and substance reasonably satisfactory to the Company and the GA Stockholders. The registration rights agreement will provide the GA Stockholders the right to demand registration of the Common Stock pursuant to a shelf registration statement on Form S-3. The registration rights agreement will also provide the GA Stockholders with the right to require the Company to include shares of Common Stock of the GA Stockholders in any other registration of shares of Common Stock by the Company.

------------------------                                  ----------------------
451734107                                                        Page 12 of 15
------------------------                                  ----------------------


                  Pursuant to the terms of the Stock Purchase Agreement, the GA Stockholders have agreed to a two year "lock up" provision with respect to all shares of Common Stock purchased pursuant to the Stock Purchase Agreement. Accordingly, the GA Stockholders may not transfer such shares of Common Stock prior to November 16, 2007, except that such shares may be transferred in connection with a sale of the Company or to certain affiliates of GA.

                  The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 2 which is incorporated herein by reference.

                  On October 21, 2005, each of GAP 82, GAPCO III and GAPCO IV entered into a Lock-Up Agreement (the "Lock-Up Agreements") for the benefit of Goldman, Sachs & Co., Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC, KeyBanc Capital Markets and Piper Jaffray & Co., the lead underwriters of the Company's initial public offering. Under the terms of the Lock-Up Agreements, each of GAP 82, GAPCO III and GAPCO IV has agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock until 180 days after November 10, 2005. The foregoing summary of the Lock-Up Agreements is qualified in its entirety by reference to EXHIBIT 3, which is the form of Lock-up Agreement signed by GAP 82, GAPCO III and GAPCO IV and is incorporated by reference herein.

------------------------                                  ----------------------
451734107                                                        Page 13 of 15
------------------------                                  ----------------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                Exhibit 2: Amended and Restated Stock Purchase Agreement, dated October 6, 2005, by and among Urpasis Investments Limited, Urvanos Investments Limited, IHS Inc., General Atlantic Partners 82, L.P., GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC (incorporated by reference to Exhibit 10.2 of Form S-1/A as filed by the Company with the Securities and Exchange Commission on October 6, 2005).

                Exhibit 3:   Form of Lock-Up Agreement

------------------------                                  ----------------------
451734107                                                        Page 14 of 15
------------------------                                  ----------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2005.

                                        GENERAL ATLANTIC LLC

                                        By:  /s/ Matthew Nimetz
                                             ----------------------------------
                                             Name:   Matthew Nimetz
                                             Title:  Managing Director


                                        GENERAL ATLANTIC PARTNERS 82, L.P.

                                        By:     General Atlantic LLC,
                                                Its general partner

                                        By:  /s/ Matthew Nimetz
                                             ----------------------------------
                                             Name:   Matthew Nimetz
                                             Title:  Managing Director


                                        GAP COINVESTMENTS III, LLC

                                        By:  /s/ Matthew Nimetz
                                             ----------------------------------
                                             Name:   Matthew Nimetz
                                             Title:  Managing Director


                                        GAP COINVESTMENTS IV, LLC

                                        By:  /s/ Matthew Nimetz
                                             ----------------------------------
                                             Name:   Matthew Nimetz
                                             Title:  Managing Director


                                        GAPSTAR, LLC

                                        By:     General Atlantic LLC,
                                                Its sole member

                                        By:  /s/ Matthew Nimetz
                                             ----------------------------------
                                             Name:   Matthew Nimetz
                                             Title:  Managing Director